UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: May 16, 2011
Fly Leasing Limited
(Exact Name of registrant as specified in its charter)
001-33701
(Commission file number)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Fly Leasing Limited (the “Company”) will hold its Annual General Meeting on June 30, 2011 at 10:00 A.M. at the Company’s offices at West Pier Business Centre, Dun Laoghaire, Co. Dublin, Ireland.
The following documents regarding the Company’s Annual General Meeting, which are attached as exhibits hereto, are incorporated by reference herein, and are also available from the Company’s website, www.flyleasing.com:

Exhibit	Title
99.1	Notice of Annual General Meeting to Shareholders, including Form of Proxy
99.2	Notice of Annual General Meeting to Holders of American Depositary Receipts
99.3	Voting Card for Holders of American Depositary Receipts
99.4	Voting Card for Holders of American Depositary Receipts — Internet and Telephone Instructions

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)
Date: May 16, 2011	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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